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                              April 11, 2022

       Joseph Babiak
       Chief Executive Officer
       Growth Stalk Holdings Corp
       11991 N Highway 99
       Seminole, OK 74868

                                                        Re: Growth Stalk
Holdings Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed April 1, 2022
                                                            File No. 024-11847

       Dear Mr. Babiak:

               We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Form 1-A filed April 1, 2022

       Offering Summary, page 2

   1. We note that you plan to qualify and reserve 5,000,000 shares of common stock for acquisitions and
debt conversions. Please clarify if you plan to use these shares to acquire a specific
target or if you intend to offer these shares on a shelf basis for future potential business
acquisitions. To the extent you have a specific acquisition target, please identify the target and
provide pro forma financial statements, if required, under Part
                                                        F/S(c)(1)(i) of Form
1-A. If you instead plan to qualify shares to offer on a shelf basis for future potential
business acquisitions, please provide us with an analysis as to how you are eligible to complete
this transaction under Regulation A. Consider the guidance provided by Securities Act Rules
C&DI Question 182.07 in your response.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Joseph Babiak
Growth Stalk Holdings Corp
April 11, 2022
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph Babiak
                                                           Division of
Corporation Finance
Comapany NameGrowth Stalk Holdings Corp
                                                           Office of Life
Sciences
April 11, 2022 Page 2
cc:       Milan Saha, Esq.
FirstName LastName